November 10, 2021
Mr. Todd Schiffman
Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
    RE:    Discover Financial Services
        Form 10-K for the Fiscal Year Ended December 31, 2020
        Filed February 17, 2021
        File No. 001-33378
Dear Mr. Schiffman:
Discover Financial Services (“Discover”, the “Company," "we," "our," "us") is submitting this letter in response to your letter dated October 28, 2021. For your convenience, we have restated your comments in italics, followed by our response. Also, we refer to our letter dated October 6, 2021, which responded to your letter dated September 23, 2021, as the “October Letter.”
Form 10-K for the Fiscal Year Ended December 31, 2020
Item 1A. Risk Factors, page 25
1.We reissue in part comment 1. We note your response to this comment. Tell us about other potential litigation risks to which you could be exposed other than “operational loss or disruption due to the increasing frequency of natural disasters and other extreme weather events.”
While we have attempted to identify all potential litigation risks related to climate change, we have not identified any litigation risks beyond those described in the October Letter, specifically, operational loss or disruption due to the increasing frequency of natural disasters and other extreme weather events. Anything detrimental, including due to climate change, could ultimately lead to litigation. Theoretical downstream impacts from potential climate change events may exist, however, at this time, the potential for such litigation is highly speculative. By way of example, climate-related changes may result in an increase in household energy costs, which could reduce consumers’ disposable income, in turn impacting their ability to pay credit card balances, and potentially leading to charge off of their accounts. Accounts in collection have a greater likelihood of resulting in litigation regarding collection practices and credit reporting, so higher charge off levels from climate change events could theoretically result in higher levels of litigation. However, this is highly conjectural, abstract and generalized, as compared to the specific risks described in the October Letter. We will continue to consider and evaluate the impacts of climate change and, as appropriate, disclose any material litigation risks.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50
2.We reissue in part comment 2. Please tell us whether you have identified any pending climate change-related legislation, regulations, and international accords that could have a material effect on your business, financial condition, and results of operations. Please also tell us your process for identifying such developments and how you assessed potential materiality. In addition, explain how you considered providing disclosure addressing the difficulties involved in assessing the timing and effect of pending climate-related laws, regulations or guidance.

We have not to date identified any pending climate change-related legislation, regulations, or international accords that would have a material effect on the Company’s business, financial condition, or results of operations. Discover’s Legal Organization maintains a program to identify, monitor and assess federal and state legislative and regulatory developments that may impact the Company, including any pending climate-related changes. In addition, the Company monitors for significant climate-related activity of international bodies, in the event similar actions were to be contemplated in the U.S. As part of this program, the appropriate Company stakeholders are engaged to evaluate and determine any potential impact to the Company.
In assessing potential materiality, we consider the Commission guidance in 17 CFR § 230.405, which states that “the term material, when used to qualify a requirement for the furnishing of information as to any subject, limits the information required to those matters to which there is a substantial likelihood that a reasonable investor would attach importance in determining whether to purchase the security registered.” In considering what would be material with respect to a contingent event, such as pending or potential passage of climate-change legislation or regulation, we consider both the likelihood of the event occurring and the potential impact of the event on the Company. With that evaluation in mind, we apply the Commission’s guidance included in Release No. 33-8350 (December 19, 2003) “Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operation (MD&A)” which states “registrants drafting MD&A disclosure should focus on material information and eliminate immaterial information that does not promote understanding of registrants’ financial condition, liquidity and capital resources, changes in financial condition and results of operations.” We note that this same guidance is repeated in Release No. 33-9106 (February 8, 2010) “Commission Guidance Regarding Disclosure Related to Climate Change.” Further, Item 303 of Regulation S-K instructs us to focus our discussion and analysis on material events and uncertainties known to management that are reasonably likely to have a material effect on our financial conditions and operating performance.
We believe pending climate-change legislation, regulations, and international accords to be not reasonably likely to impact our business in a material way. This is consistent with the discussion below, where we describe why, given the nature of our business and the absence of many of the climate-risk exposures facing other industries (see e.g., our response to Question 5 below), at this time we assess the likelihood of material impacts on our business from climate-related risks to be less than reasonably likely. Consistent with Commission guidance in Release No. 33-6835 (May 18, 1989), disclosure was not made regarding the difficulties involved in assessing the timing and effect of climate-change legislation, regulations and international accords because we determined that a material effect on our financial conditions and results of operations is not reasonably likely to occur.
3.We reissue in part comment 3. Tell us what consideration you gave to providing the type of climate-related disclosure in your SEC filings as provided in your Corporate Responsibility Report.
The climate-related disclosures we included in our Corporate Responsibility Report describe certain voluntary efforts we have undertaken to reduce energy consumption and other causes of carbon emissions. Those efforts have included such things as migrating data center operations from on-premise to cloud-based solutions, replacing lighting in our facilities with LED or other energy-efficient alternatives, encouraging the use of mass transit by our employees, and allowing more employee telecommuting. We considered Commission guidance under Regulation S-K in evaluating the foregoing information for potential disclosure in our Form 10-K, including disclosure of material events, uncertainties or compliance costs (see Items 101(c) and 303(a), for example). The activities described in our Corporate Responsibility Report were not material to an understanding of our business model, and the associated costs were immaterial to our liquidity and capital resources as well as to our results of operations. Based on these factors, we determined that reporting of these matters in our Form 10-K was not consistent with Commission guidance for information to be included in the MD&A.
As the nature of climate-related activities, risks and uncertainties continues to evolve, we will continue to evaluate the potential need for enhanced disclosures about them.

4.We reissue in part comment 4. Please tell us how you considered providing a discussion of the significant physical effects of climate change on your operations and results, such as effects on the severity of weather. As part of your response, address the potential for indirect weather-related impacts that have affected or may affect your third-party vendors or third-party service providers.
As noted in our October Letter, the Company has not experienced any significant physical effects of climate change on our operations or results, including the effects of severe weather events on us and/or our customers. Accordingly, there was nothing to disclose related to such matters in our Form 10-K for 2020, or in any prior years.
In concluding that providing a discussion of these matters was not warranted, we considered the provisions of Regulation S-K, Item 303. While we have recognized a trend in the frequency and severity of weather-related events, we currently assess the probability that climate-related risks will have a material effect on our financial condition or operating performance to be not reasonably likely. Because the risks and uncertainties associated with climate-related matters do not rise to the level warranting disclosure under Item 303, we did not discuss them in our Form 10-K for 2020.
We have not become aware of any weather-related impacts that have affected our third-party vendors or service providers, and we have not specifically considered the potential for weather-related impacts to affect us through their impact on our vendors or suppliers. Rather, as part of our third-party risk management activities, we more generally focus on the potential for service disruption without regard to the drivers of such events. To that end, we have service level agreements with critical vendors that require those service providers to maintain business continuity and recovery plans to prevent service disruptions in the event of any condition or circumstance that would threaten that vendor’s expected performance of service on our behalf.
Additionally, throughout our Risk Factor disclosures, we discuss the various types of third-parties on whom we rely for certain aspects of our business. In those disclosures, we cite a variety of risks associated with a failure or inability of those third parties to carry out the services for which we rely on them. While the potential exists that climate-related factors could be among the drivers of such failures, we deem it to be more reasonably likely that some other factor (e.g., a cyber-attack) would be the cause of such impacts on our third party vendors or service providers. As a result, we have not historically listed climate risk among the material risks pertaining to third-party service provider performance impacting our business.
5.We reissue in part comment 5. Your response indicates in part, "We recognize that a material increase in the incidence of severe weather events or trends could potentially have a material adverse impact on our business operations, customers and/or heighten regulatory expectations around managing such risks." Please tell us about the transition risks identified as part of your risk management activities and explain why you concluded that disclosure was not necessary. Consistent with our prior comment, include information about specific transition risks beyond those related to an increase in the incidence of severe weather events, such as policy and regulatory changes, market trends, credit risks, and technological changes.
We have not identified any specific transition risks facing our business as part of our risk management activities. This conclusion appears to be consistent with the findings reported by the Sustainability Accounting Standards Board (SASB) with respect to the Consumer Finance industry segment generally. The SASB Climate Risk Map (Table 1) on p. 14 of the SASB Climate Risk Technical Bulletin 2021 Edition (found at: https://www.sasb.org/knowledge-hub/climate-risk-technical-bulletin/) indicates the presence of physical risk, transition risk, and regulatory risk for each of 77 different industry groupings. SASB’s analysis suggests that none of these risks is particularly applicable for the Consumer Finance industry group.
Given the absence of specific climate-related transition risks to disclose, we did not discuss the topic in our Form 10-K. Commission rules on Risk Factor disclosures provided in Regulation S-K, Item 105 call for a discussion of material factors that make an investment in the registrant speculative or risky. Because we have identified no specific transition risks, we judged such matters as not a material factor in the risks of investing in our Company.
Among the reasons why we believe there is an absence of material transition risks to our Company, we note the following observations about the matters enumerated in your question:
•Policy and regulatory changes. Policy changes related to a transition to a low-carbon economy, including potential government regulations, are less likely to have a material impact on us given the nature of our business activities (primarily lending and electronic payment processing) and our business model for engaging in those activities (i.e., an internet-based direct bank and payment services company with a relatively small physical footprint as compared to traditional banks). Government mandates could trigger reporting obligations associated with greenhouse gas (GHG) emissions, energy usage or other environmental-impact matters, and these requirements would cause us to incur incremental costs. However, we do not expect these to be material to our business operations or results. As noted in our response to Question 6 below, to date, only compliance costs that have been insignificant to our overall financial performance have resulted from such reporting obligations.
•Market trends. Trends in consumer preferences for more environmentally conscious products or services would presumably affect which products or services are purchased (and potentially financed) by our customers, but such trends are less likely to impact the demand for loans and payment services themselves. In our credit card business, we do not have significant spending category concentrations (e.g., travel) that might be disproportionately impacted by changes in consumer behavior. As such, we would not anticipate a material impact to our lending and payment services businesses from a shift in consumer preferences or other market trends driven by climate-related considerations.
•Credit risks. Given the nature and focus of our lending activity, which features only individual borrowers, primarily unsecured consumer loan products, no major customers, and no geographic concentrations of credit exposure, we do not expect the transition to a low-carbon economy to have material impacts on the credit performance of our loan portfolio. We do not engage in commercial and industrial lending, and our exposure to loans secured by residential real estate is not a significant part of our business. We do not engage in automobile financing. Our exposure to credit risk resulting from changes in the values of loan collateral is therefore immaterial.
•Technological changes. Given that our activities and business model—primarily unsecured consumer lending through a direct (online) bank, and electronic payment processing—are not highly impactful to the environment nor especially vulnerable to climate change risks, technological changes driven by the migration to a low-carbon economy are less likely to impact the kinds of technology on which our business relies.

6.Your response to comment 6 states that you have not incurred material compliance costs related to climate change. Describe the nature of the compliance costs you have incurred and provide us with quantitative information supporting your statement that the related amounts were not material.

To date, we have identified only one instance of costs we have incurred to comply with climate-related laws or regulations. This instance relates to a GHG and energy usage reporting requirement in the United Kingdom, for which we incur costs of less than $25,000 annually to comply.

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We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-3601 or Shifra Kolsky, Senior Vice President and Chief Accounting Officer, at (224) 405-3055.

Sincerely,

/s/ John T. Greene
John T. Greene
Executive Vice President and
Chief Financial Officer

cc:    Ms. Sally Buckles, Deloitte & Touche LLP